UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 10, 2016

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

(e) On October 10, 2016, the Compensation Committee (the "Committee") of the Board of Directors of McDonald's Corporation (the "Company") approved an increase in the 2017 target award under the Company's Target Incentive Plan ("TIP") for Chris Kempczinski, Executive Vice President of Strategy, Business Development and Innovation, to 90% of his December 31, 2017 base salary. Mr. Kempczinski's 2016 TIP target was set at 80%. The Committee determined it was appropriate to increase Mr. Kempczinski's 2017 TIP target in light of his election as President, McDonald's USA, effective January 1, 2017.

Item 7.01. Regulation FD Disclosure.

On October 13, 2016, McDonald's Corporation issued an Investor Release announcing strategic charges for the quarter ended September 30, 2016. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued October 13, 2016:
          McDonald's Announces Third Quarter Strategic Charges

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: October 14, 2016   By: /s/ Denise A. Horne
                                                  _____
                                                  Denise A. Horne
                                                  Corporate Vice President—Associate General Counsel
                                                  and Assistant Secretary

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued October 13, 2016:
          McDonald's Announces Third Quarter Strategic Charges

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

10/13/16

FOR MORE INFORMATION CONTACT:

Investors: Chris Stent, 630-623-3801

Media: Terri Hickey, 630-623-5593

McDONALD'S ANNOUNCES THIRD QUARTER STRATEGIC CHARGES

OAK BROOK, IL - Today, McDonald's announced that for the quarter ended September 30, 2016, the Company expects to incur approximately $130 million in pretax charges, or about $0.12 per share on an after-tax basis, consisting of restructuring and non-cash impairment charges related to its global G&A and refranchising initiatives. These initiatives were outlined in November 2015, including plans to refranchise 4,000 restaurants by the end of 2018 and a net G&A savings target of $500 million, the vast majority of which is expected to be realized by the end of 2017. Going forward, the Company expects to incur additional strategic charges in connection with these ongoing initiatives.

Further details regarding the charges for the third quarter and an update on our refranchising activities will be provided during the Company's regularly scheduled earnings conference call later this month.

Upcoming Communications

McDonald's plans to release third quarter results before the market opens on October 21, 2016 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

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